COUNTRYWIDE CREDIT INDUSTRIES, INC. AND SUBSIDIARIES
      EXHIBIT 12.1 - COMPUTATION OF THE RATIO OF EARNINGS TO FIXED CHARGES
                          (Dollar amounts in thousands)



The following table sets forth the ratio of earnings to fixed charges of the Company for the five fiscal years ended February 28, 1995 computed by dividing net fixed charges (interest expense on all debt plus the interest element (one-third) of operating leases) into earnings (income before income taxes and fixed charges).


                         For Fiscal Years Ended February 28(29),
                        1995       1994       1993        1992       1991
Net earnings          $ 88,407   $179,460   $140,073    $ 60,196   $ 22,311
Income tax expense      58,938    119,640     93,382      40,131     14,874
Interest charges       267,685    275,906    148,765      81,959     73,428
Interest portion of
rental expense           7,379      6,372      4,350       2,814      2,307

Earnings available
to cover fixed
charges               $422,409   $581,378   $386,570    $185,100   $112,920

Fixed charges
  Interest charges     267,685   $275,906   $148,765    $ 81,959   $ 73,428
  Interest portion
of rental expense        7,379      6,372      4,350       2,814      2,307

      Total fixed
charges               $275,064   $282,278   $153,115    $ 84,773    $75,735

Ratio of earnings to
fixed charges             1.54       2.06       2.52        2.18       1.49